Exhibit 99.1

TLC Announces Completion of US$15 Million Financing for Subsidiary InspirMed Inc.

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – January 4, 2021 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need, announced today that its subsidiary, InspirMed Inc., has completed a round of financing, raising US$15 million in cash from strategic investors in exchange for subsidiary equity.

InspirMed is a newly established subsidiary of TLC specializing in the development of inhalable liposome formulation programs, such as TLC19 for the treatment of Coronavirus disease 2019 (COVID-19) as well as other programs for severe acute and chronic pulmonary diseases. The strategic move to partition lung disease programs from TLC will allow TLC to maintain focus on its current pipeline of liposomal injectable formulation programs, such as TLC599 for osteoarthritis pain and TLC590 for postsurgical pain, while instilling to InspirMed funding designated for use in the development of inhalable drugs.

Long before the emergence of COVID-19, TLC had already begun plans to apply its unique and proprietary technology platforms to lung diseases. TLC’s inhalable liposome formulation first made its public debut at the 2019 International Society of Aerosols in Medicine (ISAM) conference, in an abstract titled “Inhalable Liposomal Nintedanib Formulation for Enhanced Treatment of Pulmonary Disease”, where a proprietary inhalable liposome formulation of nintedanib, a drug commonly used in the treatment of idiopathic pulmonary fibrosis, was found to have sustained release capabilities after being delivered directly to the lungs, avoiding clinical gastrointestinal side effects and requiring less frequent dose administration. The inhalable liposome drug was also found to be less toxic than the free drug. However, as the TLC’s funds were intended for the development of its main pipeline of injectable formulations, with no additional funding available for new programs, the development of inhalable formulations was deferred.

With the COVID-19 pandemic this year redacting the world into a state of panic, TLC aspired to make a difference, and investigated the idea of encapsulating hydroxychloroquine, which has shown antiviral effects toward the SARS-CoV-2 virus, into TLC’s proprietary liposome formulation, using only ~1% of the oral dosage needed.  TLC19 Hydroxychloroquine Liposome Inhalation Suspension was thus incubated, with Phase I clinical trial currently taking place in Taiwan and Australia. With the demand for inhalable products heightening, TLC established a subsidiary, allocating its inhalation technical expertise for financing by strategic investors in order to raise funds needed for the expedited research and development of TLC19 and other inhalable programs.

“We are happy to have kicked off 2021 with the completion of financing for InspirMed,” said TLC President George Yeh. “This milestone marks a fresh start to a new year, a year in which we hope to see breakthrough development in both our injectable as well as inhalable formulation programs. By working together, we aspire to effectively control the pandemic so that people around the world can return to the comfort of a normal way of life, bringing greater good for all.”

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage, specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™), including BioSeizer® sustained release technology and NanoX™ active drug loading technology, which are versatile in the choice of active pharmaceutical ingredients and scalable in manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics targeting areas of unmet medical need in pain management, ophthalmology, oncology, and infectious diseases. TLC is consistently ranked top 5% among all listed companies in Taiwan’s Corporate Governance Evaluations.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product candidates, the clinical benefits of TLC’s product candidates, the timing, scope, progress and outcome of TLC’s clinical trials, how sufficient cash and equivalents will be to fund operations, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities.  Words such as "may," "believe," "will," "expect," "plan," "anticipate," "estimate," "intend" and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval, and delays or disruptions on our business or clinical trials due to the COVID-19 pandemic. Other risks are described in the Risk Factors section of TLC's annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC's expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

TLC Contact:

Dawn Chi

Corporate Communications

dawn@tlcbio.com